

07005150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

RECEIVED MAR 2 7 2007 PROCESSING SECTION 185

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GF Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2080 Ringling Boulevard, Third Floor
(No. and Street)

Sarasota (City) Florida (State) 34237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Hushek, III (941) 441-1902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natherson & Company, PA
(Name – *if individual, state last, first, middle name*)

1801 Glengary Street (Address) Sarasota (City) Florida (State) 34231 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Geoffrey A. Frazier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GF Investment Services, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



Cynthia Shuford
Commission #DD211841
Expires: May 13, 2007
Bonded Thru
Atlantic Bonding Co., Inc

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GF INVESTMENT SERVICES, LLC

December 31, 2006 and 2005

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION PURSUANT
TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AND

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5

CONTENTS



NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report

Members of GF Investment Services, LLC

We have audited the accompanying statements of financial condition of GF Investment Services, LLC (a Florida Limited Liability Corporation) as of December 31, 2006 and 2005, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GF Investment Services, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Under rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Matheson & Company, P.A.

Sarasota, Florida
March 19, 2007

GF Investment Services, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS	2006	2005
Cash	$ 97,781	$ 108,540
Deposits with clearing agency	52,471	198,849
Accounts receivable:		
Commissions	744,784	101,915
Registered representatives	6,308	-
Prepaid expenses	41,077	22,943
	$ 942,421	$ 432,247

LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable	$ 12,480	$ 54,087
Accrued commissions payable	506,228	77,633
Loans payable	-	150,000
	518,708	281,720
MEMBERS' EQUITY	423,713	150,527
	$ 942,421	$ 432,247

The accompanying notes are an integral part of these statements.

GF Investment Services, LLC

STATEMENTS OF OPERATIONS

Years ended December 31,

	2006	2005
Revenue		
Commissions	$ 1,711,539	$ 260,551
Interest income	2,026	-
	1,713,565	260,551
Expenses		
Salaries, benefits and payroll taxes	168,853	3,273
Registered representative commissions	1,099,454	124,902
Insurance	53,871	20,902
Office	11,050	4,874
Professional fees	51,312	51,663
Regulatory expenses	19,135	15,254
Rent	43,180	40,000
Telephone and utilities	1,657	3,241
Travel and entertainment	4,229	-
Web software access	38,241	-
	1,490,982	264,109
Net income (loss) before extraordinary items	222,583	(3,558)
Extraordinary gain from extinguishment of debt	50,603	-
NET INCOME (LOSS)	$ 273,186	$ (3,558)

The accompanying notes are an integral part of these statements.

GF Investment Services, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Years ended December 31, 2006 and 2005

	Contributed Capital	Accumulated Earnings (Deficit)	Total
Members' equity at January 1, 2005	$ 20,000	$ (5,915)	$ 14,085
Net loss	-	(3,558)	(3,558)
Contribution from members	140,000	-	140,000
Members' equity at December 31, 2005	160,000	(9,473)	150,527
Net income	-	273,186	273,186
Members' equity at December 31, 2006	$ 160,000	$ 263,713	$ 423,713

The accompanying notes are an integral part of these statements.

GF Investment Services, LLC

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 273,186	$ (3,558)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Gain from extinguishment of debt	(50,603)	-
(Increase) decrease in operating assets:		
Deposits with clearing agency	146,378	(198,849)
Commissions receivable	(642,869)	(101,915)
Registered representatives receivable	(6,308)	-
Prepaid expenses	(18,134)	(19,796)
Increase (decrease) in operating liabilities:		
Accounts payable	(41,607)	52,426
Accrued commissions	428,595	77,633
Total adjustments	(184,548)	(190,501)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	88,638	(194,059)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from member contributions to capital	-	140,000
Proceeds from loans payable	-	150,000
Principal payments on loans payable	(99,397)	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(99,397)	290,000
INCREASE (DECREASE) IN CASH	(10,759)	95,941
Cash at January 1, 2006	108,540	12,599
Cash at December 31, 2006	$ 97,781	$ 108,540

The accompanying notes are an integral part of these statements.

GF Investment Services, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized as a limited liability company in Florida in 2004 and is engaged primarily in the brokerage and investment advisory business with offices in Sarasota, Fort Myers and Clearwater, Florida, Greenwood Village, Colorado, and Scottsdale, Arizona. The Company transacts business through corresponding brokers and does not handle any customer securities.

The Company has entered into agreements with registered representatives. The registered representatives are independent contractors subject to supervision by the Company. The representatives are responsible for all of the expenses of their operations. Accordingly, the costs of the registered representatives are not included in the accompanying financial statements. The representatives receive a percentage of the gross dealer concessions paid to the Company on security based sales. The commission percentages paid to the registered representatives range from 10% to 85%. Certain registered representatives will be paid 90% of the commissions when the registered representative reaches $1,000,000 in gross dealer concessions.

2. Accounting Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. The Company maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per bank. At December 31, 2006, amounts on deposit at commercial banks were fully insured by FDIC.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

4. Commissions Receivable

The commissions receivable represents commissions earned which were not received at year-end. The Company uses the allowance method of accounting for doubtful receivables. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectibility. No allowance for doubtful receivables was recorded at December 31, 2006 or 2005 as management believes all receivables are collectible.

5. Income Taxes

The Company has elected to file its Federal and state income tax returns as a partnership. As such, items of income and expense are passed directly to the members for inclusion on the individual Federal and state income tax returns.

NOTE B - DEPOSITS WITH CLEARING AGENCY

At December 31, 2006, the Company had cash deposits of $52,471 in various firm accounts with a clearing agency. These accounts are not insured by the FDIC.

NOTE C - LOANS PAYABLE

During 2005, the Company borrowed an aggregate of $150,000 from two individuals. The loans are unsecured and non-interest bearing. During 2006, the Company entered into loan forgiveness agreements with the individuals. The Company repaid $99,397 and the balance of $50,603 was forgiven.

NOTE D - OPERATING LEASE

The Company conducts its operations in a leased facility under an operating lease with a limited liability company related by common ownership. The lease expires in December 2010. The Company may, at its option, renew the lease for two additional terms of five years each under the same terms as the current lease. The lease requires monthly payments of $3,333 plus sales tax and a share of the property taxes. The rental payments are adjusted annually by the greater of 3% or the percentage increase in the Consumer Price Index, not to exceed 5% per year.

NOTE D - OPERATING LEASE - CONTINUED

The following is a schedule by year of minimum lease payments, without any CPI adjustments.

Year	Amount
2006	$ 40,000
2007	40,000
2008	40,000
2009	40,000
2010	40,000

Rent expense for the year ended December 31, 2006 was $43,180. At December 31, 2006, $3,333 of lease payments are included in accounts payable.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Global Financial Advisory, Inc. under which certain general and administrative costs will be paid by Global Financial Advisory, Inc. and allocated to the Company on the basis of headcount and the estimated percentage of annual work time certain employees are deemed to have dedicated to the Company. Global Financial Advisory, Inc. is a related party due to common ownership. Other fees directly related to the Company paid by Global Financial Advisory, Inc. are reimbursed at 100% of the costs incurred. Total cost allocated to the Company from Global Financial Advisory, Inc. for 2006 and 2005 was $23,372 and $17,040, respectively. At December 31, 2006 and 2005, $1,218 and $14,087, respectively, is included in accounts payable.

NOTE F - RETIREMENT PLAN

On January 1, 2006, the Company adopted a SIMPLE-IRA plan, which covers all employees of the Company. The Company is required to match the employee's elective deferral on a dollar-for-dollar basis, not to exceed 3% of the employee's compensation. Plan expense for 2006 was $3,232.

NOTE G - WEB SOFTWARE ACCESS LICENSE

During 2006, the Company entered into a web software access license agreement expiring in June 2009. The agreement called for an initial installation fee of $10,000 due at signing. Subscription fees are payable quarterly at the rate of $4,000 per month for the first three months and $4,500 per month through December 31, 2006. The subscription fees are adjusted annually based on the Company's assets. The rate for 2007 will be $6,551 per month. A data conversion fee of $3,000 per instance is also charged when data is loaded to the converter.

NOTE H - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultant against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE I - NET CAPITAL REQUIREMENTS

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $5,000 or 6.67% (12.5% for initial year) of aggregate indebtedness, both terms as defined by the rule. At December 31, 2006, the Company had net capital of $137,772, which exceeded the capital requirement by $103,192. The Company's ratio of aggregate indebtedness to net capital was 3.76 to 1 at December 31, 2006.

NOTE J - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2006 or 2005 or at any time during the years then ended.

NOTE K - EXEMPTION UNDER SECTION (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC rule 15c3-3. The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2006

GF Investment Services, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

NET CAPITAL

Members' equity		$ 423,713
Deductions for non-allowable assets		
Prepaid expenses		(41,077)
Commissions receivable		(238,556)
Registered representatives receivable		(6,308)
NET CAPITAL		$ 137,772

AGGREGATE INDEBTEDNESS

Items included in balance sheet		
Accounts payable	$ 12,480	
Accrued commissions	506,228	
Total aggregate indebtedness	$ 518,708	
Ratio: Aggregate indebtedness to net capital		3.76 to 1
Minimum net capital requirement		$ 34,580

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006, as amended on March 19, 2007) is not presented as there are no material differences.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5



NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Members of
GF Investment Services, LLC

In planning and performing our audit of the financial statements of GF Investment Services, LLC as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of GF Investment Services, LLC, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Matheson + Company, P.A.

Sarasota, Florida
March 19, 2007

END